Exhibit 99.1

Section 13(r) Disclosure
The disclosure with respect to the fiscal quarter ended March 31, 2014 reproduced below was included in Travelport Limited’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") and, with respect to the fiscal quarter ended June 30, 2014, was provided by The Blackstone Group L.P. (“Blackstone”), in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Travelport Limited may be considered an affiliate of Blackstone, and therefore an affiliate of Brixmor. We did not independently verify or participate in the preparation of these disclosures.
Travelport Limited included the following disclosure in its Form 10-Q for the fiscal quarter ended March 31, 2014:
Travelport Limited, which may be considered our affiliate, included the disclosure reproduced below in its Form 10-Q for the fiscal quarter ended March 31, 2014. We have not independently verified or participated in the preparation of this disclosure.
“The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.
As part of our global business in the travel industry, we provide certain passenger travel-related GDS and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.
The gross revenue and net profit attributable to these activities in the quarter ended March 31, 2014 were approximately $181,000 and $125,000, respectively.”
Blackstone provided the following disclosure with respect to Travelport Limited for the fiscal quarter ended June 30, 2014:
Blackstone provided the disclosure with respect to Travelport Limited reproduced below. We have not independently verified or participated in the preparation of this disclosure.
“The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.
As part of our global business in the travel industry, we provide certain passenger travel-related GDS and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”
Per Travelport, the gross revenue and net profits attributable to these activities are still being determined.